BAUGH DALTON JONES & HALEY, P.C.
Attorneys At Law

South Terraces, Suite 170
115 Perimeter Center Place
Atlanta, Georgia 30346-1238
Richard W. Jones Telephone 770-817-1195
 Facsimile  770-804-0509

May 7, 2013

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn:  Eric Envall

RE:         Capital Financial Holdings, Inc. (“CFH” or the “Company”)
Preliminary Proxy Statement on Schedule 14(a)
Filed April 19, 2013 and Revised on April 23, 2013
File No. 000-25958
(J&H File No. 3736.18)

Dear Mr. Envall:

This firm represents Capital Financial Holdings, Inc., which filed a Preliminary Proxy Statement on Schedule 14(a) on April 19, 2013 and revised that filing on April 23, 2013.  Your office provided comments to the above-referenced filing by your letter dated April 29, 2013 (“Comment Letter”).  At this time, we are submitting on behalf of CFH this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information as necessary.  This letter will be filed as correspondence at the same time of the filing of the amended Preliminary Proxy Statement on Schedule 14(a).

Accordingly, our responses are as follows:

General

1.	The Proxy Statement and Proxy Card have been revised and have been marked as “Preliminary” pursuant to Exchange Act Rule 14(a)-6(e)(1).

Our Business After the Reverse Stock Split, Page 7.

2.	We have revised page 7 to provide a more detailed description of the effect that the transactions contemplated by all of the proposals in the Proxy will have on CFH’s business and shareholders.

Proposal No. 3.  Approval of a Plan of Recapitalization and to Amend CFH’s Articles of Incorporation to Provide for a Reverse Stock Split, Page 17.

3.
The information provided in various filings regarding the number of shareholders were all numbers provided to CFH by its transfer agent.  It appears that the February 29, 2012 shareholder number of 665 included individual shareholders that held their positions in street name.  In late 2012, CFH changed transfer agents and the new transfer agent counted all street name positions as one (1) shareholder for each firm, not for each beneficial shareholder.  In addition, there have been several private transactions this year that reduced the shareholder count.  At this time, CFH’s transfer agent has notified CFH that as of April 22, 2013 CFH had 280 shareholders.

4.
CFH intends to file the Certificate of Amendment to its Articles of Incorporation regarding the Reverse Stock Split immediately following its approval by the shareholders.  However, it is common practice to provide the Board with flexibility by including a provision that would allow them to elect to delay or not file the Certificate if circumstances warrant.  CFH is not aware at this time of any circumstances that would warrant delay or a decision not to file the Certificate.  An example of a situation where the Board might decide not to file the Certificate of Amendment would be if it discovered that it had many more shareholders than it thinks it has at this time.

5.
One of the main purposes of the Reverse Stock Split is to create a liquidity opportunity for smaller investors.  Currently, the stock price of CFH’s shares is around $.06 per share, it has an average daily trading volume of about 3,000 to 4,000 shares and it has a bid-to-ask spread that typically exceeds $.03, which is expensive as a percentage of price.  Because of these facts, it is difficult for shareholders to liquidate positions of 5,000 to 10,000 shares without paying an unreasonable amount for the trade.  Currently, CFH has at least 64 shareholders that have less than $100 worth of stock (at an assumed price of $.06 per share).  Those shareholders have no realistic way of disposing of their stock or even realizing a capital loss.  To do so would cost more than they would receive in the trade.  The Board of Directors considered these issues and decided that people with 10,000 or less would be benefited by the Reverse Stock Split due to the fact that it would create a liquidity event and they would not have to pay a commission for the sale of the shares.  In addition, the Board plans to terminate its reporting requirements under the Securities Act of 1934 and they wanted to be sure that they would remain below the 300/500 shareholder limit that would require them again to be obligated to file reports under the Securities Act of 1934.  The Board estimates that by using this ratio, the number of shareholders will be reduced by approximately 110.

6.	Following the Reverse Stock Split and cash out of fractional shares, CFH anticipates that it will have approximately 170 shareholders.

Reasons For the Reverse Stock Split, Page 18.

7.
The number of shareholders of record can be expanded by sales to new shareholders or by shareholders who claim physical custody of their certificates rather than leaving them in street name with a brokerage firm.  If that should happen, the number of shareholders of record could rise above the 300 or 500 shareholder threshold, thus triggering the obligation for CFH to file 34 Act Reports.  By reducing the number of shareholders through the reverse split, management believes the likelihood of the number of record holders increasing above the threshold limits will be reduced.

Fairness to Shareholders, Page 19.

8.
The Proxy Statement has been revised to provide more detail about management’s experience in attempting to sell CFH and why those experiences led management to conclude that the Reverse Split is fair to the shareholders.  Please note that due to confidentiality agreements, we cannot identify the proposed purchasers described in the revised discussion.

9.
The statement that: “the Company has had no other recent purchases of shares of its common stock” simply means that CFH, itself, had not made any sales of stock, which would indicate that a shareholder selling its shares would receive more value than would be received by virtue of the Reverse Stock Split proposal.

Proposal No. 4.  Convert the Company from a Corporation to a Limited Liability Company, Page 22.

10.	A separately-captioned section has been inserted on page 24 under Proposal No. 4 describing the reasons for CFH’s proposal to convert from a corporation to a limited liability company.

11.
A sentence has been added to page 27 under the heading “Dissenter’s Rights”, which states that: “If a shareholder does not vote against the proposal, such action will not act as a waiver of his dissenter’s rights.”

Proposal No. 5.  Approval of Company’s Voluntary Withdrawal From its Obligations to File Reports with the United States Securities and Exchange Commission, Page 27.

12.
The discussion under Proposal No. 5 has been amended to include a sentence on page 32 which states that “In the event the shareholders do not approve this Proposal No. 5, the Company will not withdraw its registration with the SEC at this time.”

Exhibit C.

13.           Exhibits A and B have been added to the Plan of Conversion.

We trust that the comments contained herein are responsive to the issues raised in your Comment Letter.  We are simultaneously filing as correspondence, a copy of this response to your Comment Letter, the Company’s representation letter, and a red-lined copy of the Proxy Statement which has been marked to show changes from the original filing.  If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

BAUGH DALTON JONES & HALEY, P.C.

By  /s/    Richard W. Jones
Richard W. Jones
RWJ:sd

Cc           John Carlson